Exhibit 99.1

GERDAU S.A.

Tax ID (CNPJ/ME) 33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) (“Company”) informs its shareholders and the market in general that company Addiante S.A. ("Addiante"), a joint venture of its subsidiary Gerdau Next S.A. and Randon Serviços e Participações Ltda., has signed an Equipment Lease Agreement with Ambipar Participações e Empreendimentos S.A. and subsidiaries. This agreement includes the purchase of 1,607 vehicles by Addiante, which are to be replaced by a new fleet within 24 months. After each vehicle is replaced by a new one by Addiante, Ambipar must lease them for a minimum period of 60 months.

In this project, each shareholder will increase Addiante's share capital by R$125 million, in addition to contributing R$25 million of the initial investment approved at the constitution of the joint venture. The remaining funds required for the project will be obtained through financing by Addiante itself.

The closing of the transaction is subject to precedent conditions, including approval by the antitrust authority.

São Paulo, August 15, 2024.

Rafael Dorneles Japur

Executive Vice-President and

Investor Relations Officer